Akerman Senterfitt One Southeast Third Avenue 25th Floor Miami, Florida 33131 Tel: 305.374.5600 Fax: 305.374.5095
January 11, 2011
VIA EDGAR
Jennifer Gowetski
Senior Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010

Re:	Swisher Hygiene Inc. Amendment No. 1 to Registration Statement on Form 10-12G Filed December 15, 2010 File No. 000-54174
Dear Ms. Gowetski:
On behalf of Swisher Hygiene Inc. (the “Company”), we hereby respond to the Staff’s comment letter, dated January 6, 2011, regarding the above-referenced Amendment No. 1 to Registration Statement on Form 10-12G. The Company is simultaneously filing Amendment No. 2 to the Form 10-12G (“Amendment No. 2”). Please note that for the Staff’s convenience we have recited the Staff’s comments in boldface type and provided the Company’s response to each comment immediately thereafter.
In addition, because the Staff also reviewed and commented on the Company’s Amendment No. 1 to Registration Statement on Form S-1, we have attached as Exhibit A to this response letter our response to the Staff’s comments on the Company’s Amendment No. 1 to Registration Statement on Form S-1.
The Merger, page 4
1.	Please revise to clarify the amount held by CoolBrands in terms of United States Dollars.

In response to the comment, we have revised the document to express in U.S. dollars the amount of cash held by CoolBrands at the effective time of the merger.
akerman.com

Jennifer Gowetski
Senior Counsel
January 11, 2011

Our Market, page 8
2.	We note your response to comment 5 of our letter dated December 7, 2010. It is not clear how the materials provided support your estimate of a $37 billion market in the U.S. and Canada for your products and services. Please explain more specifically how you derived your figures from the materials. Additionally, to the extent more updated materials are available, please update your disclosure.

In response to the comment, we set forth below our analysis of the “addressable” market size presented in the Form 10. Please note that, as we discussed in our prior response, the Company continually considers a multitude of sources in estimating the overall markets size, particularly because we offer products and services that span numerous traditionally defined businesses and/or SIC and NAICS codes. Additionally, over the course of time, depending on potential changes to our product offering as well as the emergence of further industry reports, supplier research, competitive analyses and the like, our estimate of the overall market size may change and we will update this disclosure on an annual basis, or more frequently, as necessary.

With regard to the Cleaning Chemicals market, we primarily considered publicly available information from Kline and Co. on the size of the Industrial & Institutional Chemical markets, which forecasts the the non-retail channel distribution of chemical Cleaning Chemical to be approximately $11.1 billion. For the retail cleaning chemical market, SEC filings from competitors, particularly ZEP, Inc, indicate the market is approximately $6.8 billion.

Our estimate of the paper and plastic market relies primarily on Sanitary Maintenance Magazine and ISSA’s 2008 Report on Sanitary Supply Distributors. Management believes ISSA is recognized as the leading association for the cleaning industry worldwide. The 2008 Report estimates that janitorial and sanitary distributors, industrial distributors, food service distributors, paper merchants, and other specialty distributors sell approximately $23.2 billion in products, $12.3 billion of which is paper and plastics. Management elimated from this $12.3 billion estimate approximately $3.4 billion classified as packaging products and foodservice disposable in arriving at its $7.9 billion estimate.

For the Dust Control and Linen Rental Market, we reviewed information from 2010 Strategic Analysis of the Textiles Services Industry published by Textile Rental Services Association of America. This report leveraged information from the Commerce Department’s 2007 U.S. Economic Census published in August 2009, and estimates the mat rent, dust control, tablecloth linen, napkin and flatwork rental segments to account for $4.3 billion of the broader $11.9 billion Linen and Uniform Supply industry.

We estimate the size of the restroom hygiene market to be approximately $2.4 billion, including the cleaning and detailing of the porcelain and chrome fixtures (approximately $500 million), odor control (approximately $900 million), and handcare/soap (approximately $1.0 billion). The $500 million cleaning and detailing estimate is our own estimate based on the management’s experience operating our business and in consultation with both customers and prospective customers. The handcare/soap estimate is based on the 2006 Report on Sanitary Supply Distributors.

Our $2.8 billion Food Safety estimate includes all the products and services identified by Freedonia’s April 2010 report entitled Food Safety Products to 2014, with the exception Disinfecting Products and Cleaning and Sanitation Services, as we believe our offering in those areas is included in the Chemical and Restroom Hygiene numbers.

Lastly, for Other Facility Products, we used the Other Janitorial Supply category ($1.2 billion) of overall $23.2 billion in distributor sales referenced in the 2008 Report on Sanitary Supply Distributors as well an estimate of $250 million for warewashing equipment.
Acquisition Growth, page 10
3.	We note your statement: “Further, given our nationwide footprint, and the minimal incremental fixed cost and low integration complexity typically associated with acquired revenue, we are able to acquire incremental revenue at potentially attractive margins and accretive multiples.” Please explain this statement.

In response to the comment, we have revised the disclosure to clarify our belief that the scale of our business allows for our acquisitions of smaller businesses to result in improved revenue and margins.
Sale and Distribution, page 12
4.	We note, on page 13, you state: “We believe expanding our distributor program provides up to an additional $6 billion opportunity for organic growth.” Please tell us the basis for this statement.

In response to the comment, we have deleted the reference to $6 billion. We believe the balance of this paragraph sufficiently describes the organic growth opportunity.

5.	We note your disclosure on page 21 that you rely on a multi-national re-distributor to manage your logistics operations. Please provide disclosure regarding your relationship with this distributor.

In response to the comment, we have deleted this risk factor because we do not believe our relationship with this re-distributor presents a material risk to our business of operation.
Item 1A. Risk Factors, page 16
6.	We note your response to comment 6 of our letter dated December 7, 2010. Please revise the introductory paragraph to clarify that the disclosed risk factors address all of the material risks.

In response to the comment, we have revised the introductory paragraph to clarify that the disclosed risk factors address all of the material risks presently known to the Company.

Jennifer Gowetski
Senior Counsel
January 11, 2011

Implementing and maintaining effective internal control over financial reporting ..., page 19
7.	We note your response to comment 7 of our letter dated December 7, 2010. We note that your retained this risk factor. We note that this risk factor presents a risk that could apply to any issuer in your industry and is generic. Please revise to clarify how the risks arc specific to you or revise to remove the risk factors.

In response to the comment, we have deleted the risk factor.
Item 2. Financial Information, page 26
Selected Financial Data, page 26
8.	Please provide the balance sheet data as of September 30, 2009.

In response to the comment, we have provided the September 30, 2009 balance sheet data.
Managements Discussion and Analysis ..., page 27
Recent Develomnents, page 30
9.	We note that you have you have made eight acquisitions since August 18, 2010; however, you have only provided detailed disclosure for two of these acquisitions. Please provide similar disclosure for the other six acquisitions or advise.

In response to the comment, we respectfully advise the Staff that neither the Gateway or Lasfam acquisitions, nor any of the other seven acquisitions mentioned in the Form 10 would be deemed “significant” acquisitions under Instruction 4 to Item 2.01 of Form 8-K, nor does the Company view these acquisitions as material such that disclosure would be required. However, in response to the Staff’s prior comment 12 in its comment letter dated December 7, 2010, the Company determined that detailed disclosure of the Gateway and Lasfam transactions, and particularly disclosure of the convertible promissory notes issued in those transactions, was appropriate since the shares of company common stock underlying these notes was being registered on the selling stockholder Registration Statement in Form S-1. The Company believes such disclosure allows investors to better understand the circumstances under which these notes may be converted. In this regard, in Amendment No. 2, we have also included detailed disclosure of our recent transaction with Cheney Bros. Inc., which transaction also included as consideration, convertible promissory notes of which the underlying shares are being registered on the Form S-1.
Long-Term Contractual Obligations, page 59
10.	We note your response to prior comment 18 and your indication that the Wachovia lines of credit have been renewed. Please clarify for us if the renewed lines are to mature on February 28, 2011 or if they have been renewed and are to mature further out. If the latter, please reference for us where you have provided the appropriate updated disclosure.

In response to the comment, we have revised the disclosure to indicate the credit facility matures on February 28, 2011.

Jennifer Gowetski
Senior Counsel
January 11, 2011

Long-Term Equity Incentive Compensation, page 73
11.	We note that your 2010 Stock Incentive Plan is subject to stockholder and TSX approval. We also note that your board has already issued awards under this plan. Please disclose what will happen to these awards if you do not receive the approvals.

In response to the comment, we have revised our disclosure.

12.	Please disclose how you determined the equity awards granted to each of your named executive officers. Please refer to Item 402(b)(1)(iv) and (v) of Regulation S-K.

In response to the comment, we have added disclosure regarding the equity award grants.
Swisher Hygiene Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Note 2 — Summary of Significant Accounting Policies, pages F-7 to F-9
13.	We note your response to prior comment 32. It appears that the transaction does not qualify as a combination of entities under common control due to the lack of control by a single party before or after the transaction. However, it does appear that the transaction should be characterized as a nonsubstantive transaction. Please revise your disclosure to properly characterize the transaction or tell us why such changes should not be made.

In response to the comment, we have revised our disclosure on page F-7.

14.	Please separately state the amount of net sales of tangible products and the amount of revenues from services. Reference is made to Rule 5-03 of Regulation S-X.

In response to the comment, we have revised the disclosure to separately state revenue from products and services.
Note 13 — Subsequent Events, page F-20
15.	We note your response to prior comment 34 but we were unable to follow how you appropriately revised your disclosure in response to our comment. Please disclose within the subsequent events footnote, the amount of the $6.6 million shareholders advances that have been repaid.

In response to the comment, we have revised the disclosure in the subsequent events footnote.

Jennifer Gowetski
Senior Counsel
January 11, 2011

Exhibits
16.	We note your response to comment 35 of our letter dated December 7, 2010. However, we continue to note your disclosure on page 14 that you purchased 43.4% and 58.1% of the chemicals required for operations in 2009 and through the first ten months of 2010, respectively, from this single supplier and continue to believe that you should file the agreement as an exhibit in accordance with Item 601(b)(10)(ii)(B).

In response to the comment, we have included this contract as Exhibit 10.24 to the Form 10, but we have redacted certain information in accordance with the rules regarding a request for confidential treatment under the Exchange Act.
*     *     *
In connection with responding to the Commission’s comments, the Company has acknowledged in Exhibit B to this letter the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call me at (305) 982-5581.
Sincerely,
AKERMAN SENTERFITT
/s/ Michael Francis
Michael Francis
For the Firm

cc:	United States Securities and Exchange Commission Howard Efron

United States Securities and Exchange Commission Kevin Woody

United States Securities and Exchange Commission Stacie Gorman

Swisher Hygiene Inc. Steven R. Berrard, President and Chief Executive Officer

EXHIBIT A

Akerman Senterfitt One Southeast Third Avenue 25th Floor Miami, Florida 33131 Tel: 305.374.5600 Fax: 305.374.5095
January 11, 2011
VIA EDGAR
Jennifer Gowetski
Senior Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010

Re:	Swisher Hygiene Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed December 15, 2010 File No. 333-170633
Dear Ms. Gowetski:
On behalf of Swisher Hygiene Inc. (the “Company”), we hereby respond to the Staff’s comment letter, dated January 6, 2011, regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-1. The Company is simultaneously filing Amendment No. 2 to the Form S-1 (“Amendment No. 2”). Please note that for the Staff’s convenience we have recited the Staff’s comments in boldface type and provided the Company’s response to each comment immediately thereafter.
In addition, because the Staff also reviewed and commented on the Company’s Amendment No. 1 to Registration Statement on Form 10-12G (the “Form 10”), we have attached as Exhibit A to this response letter our response to the Staff’s comments on the Company’s Amendment No. 1 to Registration Statement on Form 10-12G.
akerman.com

Jennifer Gowetski
Senior Counsel
January 11, 2011

General
1.	We note your response to comment 1 of our letter dated December 9, 2010. Please note that we will continue to review this filing to ensure compliance with the outstanding comments on the Form 10. In this regard, we note the disclosure relating to the merger beginning on page 17 should incorporate any revisions to the disclosure in the Form 10.

In response to the comment, we have revised Amendment No. 2 to include all information regarding the merger that is presented in the Form 10.
Selling Stockholders. page 13
2.	We note your response to comment 6 of our letter dated December 9, 2010. Please revise your related party discussion on page 14 to briefly describe your relationship with 1082272 Ontario, Inc, Gateway Pro Clean, Inc. and Lasfam Investments, Inc. We note that Mr. Serruya is your director and controls 50% of 1082272 Ontario and that you acquired the operations and assets of the other two entities. Additionally, please disclose the relationships of Messrs. Henninger, Muxo, and Pierce. Please refer to Item 507 of Regulation S-K.

In response to the comment, we have revised the disclosure in and relating to the Selling Shareholder table to provide the requested information.

3.	Please identify the individual that has investment control of Gateway Pro Clean, Inc. and the individual that has investment control of Lasfam Investments, Inc.

In response to the comment, we have revised the disclosure on the footnotes to the Selling Stockholder table to provide investment control information for the Gateway and Lasfam transactions, as well as the Cheney Bros., a transaction added to Amendment No. 2.
Exhibit 5.1
4.	We note that your legal opinion is limited to the Delaware General Corporate Law. Please confirm to us in writing that the reference and limitation to “Delaware General Corporate Law” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

In response to the comment, we have revised our opinion to replace the reference and limitation to the “Delaware General Corporate Law” with a reference and limitation to the “corporate laws of the State of Delaware.” We have filed this revised opinion with Amendment No. 2. In this regard, we hereby confirm that the reference and limitation to the “corporate laws of the State of Delaware” includes the statutory provisions of the Delaware General Corporate Law, as well as all applicable provisions of the Delaware Constitution and all reported judicial decisions interpreting these laws.

Jennifer Gowetski
Senior Counsel
January 11, 2011

*     *     *
In connection with responding to the Commission’s comments, the Company has acknowledged in Exhibit B to this letter the following:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call me at (305) 982-5581.
Sincerely,
AKERMAN SENTERFITT
/s/ Michael Francis

Michael Francis
For the Firm

cc:	United States Securities and Exchange Commission Howard Efron

United States Securities and Exchange Commission Kevin Woody

United States Securities and Exchange Commission Stacie Gorman

Swisher Hygiene Inc. Steven R. Berrard, President and Chief Executive Officer

EXHIBIT B
SWISHER HYGIENE INC.
4725 Piedmont Row Drive, Suite 400
Charlotte, North Carolina 28210
(704) 364-7707; Fax (704) 602-7980
January 11, 2011
In connection with its response to the United States Securities and Exchange Commission’s comment letter, dated January 6, 2011, Swisher Hygiene Inc. (the “Company”) acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Swisher Hygiene Inc.
By:	/s Steven R. Berrard
Steven R. Berrard
President and Chief Executive Officer